Ashford Hospitality Trust, Inc.

14185 Dallas Parkway, Suite 1200

Dallas, Texas 75254

May 6, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacy Gorman

Re: Ashford Hospitality Trust, Inc. (CIK No. 0001232582)

Registration Statement on Form S-3 (File No. 333-286826)

Ladies and Gentleman:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Ashford Hospitality Trust, Inc. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective by 4:00 p.m. Eastern Standard Time on May 8, 2025, or as soon thereafter as practicable.

Should you have any questions regarding this letter, please do not hesitate to contact Richard Brand or Erica Hogan at (212) 819-8200 of White & Case LLP, counsel to the Company.

Sincerely,

ASHFORD HOSPITALITY TRUST, INC.

By:	/s/ Alex Rose
Name:	Alex Rose
Title:	Executive Vice President, General Counsel and Secretary